THOMPSON	ATLANTA CINCINNATI COLUMBUS NEW YORK
HINE	BRUSSELS CLEVELAND DAYTON WASHINGTON, D.C.

August 21, 2010

VIA EDGAR (Correspondence Filing)

Ms. Deborah O’Neal-Johnson U.S. Securities & Exchange Commission 100 F Street, N.E. Washington, DC 20549

RE:

Catalyst Funds  (the “Registrant”)

497K Filings filed June 28, 2010

File Nos. 333-132541; 811-21872

Dear Ms. O’Neal-Johnson:

On behalf of the Registrant, this letter responds to the comment you provided to Lynee Hicks with respect to the 497K filings filed with respect to the Catalyst Value Fund, the Catalyst Strategic Value Fund, the Catalyst/SMH High Income Fund, the Catalyst/SMH Total Return Income Fund and the Catalyst/Groesbeck Growth of Income Fund (each a “Fund,” collectively, the “Funds”) (accession numbers 0001162044-10-000432, 0001162044-10-000430, 0001162044-10-000431, 0001162044-10-000429 and 0001162044-10-000428 ).  Your comment is set forth below and is followed by the Registrant’s response.

Comment:  Please revise the legend that appears on the cover page of the summary prospectus for each of the Funds so that the Internet Web site address is specific enough to lead investors directly to the Summary Prospectus, Statutory Prospectus, Statement of Additional Information, and most recent annual and semi-annual reports to shareholders, rather than to the home page or other section of the Web site on which the materials are posted.

Response: The legends have been revised as follows:

Before you invest, you may want to review the Fund’s complete prospectus, which contains more information about the Fund and its risks. You can find the Fund’s prospectus and other information about the Fund online at ~~www.CatalystMutualFunds.com~~www.catalystmutualfunds.com/FundDocuments.  You can also get this information at no cost by calling 1-866-447-4228, emailing info@CatalystMutualFunds.com or by asking any financial intermediary that offers shares of the Fund. The Fund’s prospectus and statement of additional information, both dated July 20, 2010, are incorporated by reference into this summary prospectus and may be obtained, free of charge, at the website, e-mail address or phone number noted above.

The Registrant has authorized us to acknowledge on its behalf that:

1.

The Registrant is responsible for the adequacy and accuracy of the disclosure in the filings reviewed by the staff;

2.

Staff comments or changes to disclosure in response to staff comments in a filing reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

3.

The Registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any further questions or additional comments, please contact JoAnn Strasser at (513) 352-6725.

Sincerely,

/s/ Thompson Hine LLP

Thompson Hine LLP